FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

18 October 2018

HSBC HOLDINGS PLC
THIRD INTERIM DIVIDEND FOR 2018
SCRIP DIVIDEND ALTERNATIVE

On 2 October 2018, the Directors of HSBC Holdings plc declared a third interim dividend for 2018 of US$0.10 per ordinary share. The third interim dividend will be payable on 21 November 2018 to holders of record on 12 October 2018 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative.

The 'Market Value' for the issue of new shares under the scrip dividend alternative is:

US$8.2430 for each new share

The 'Market Value' is the United States dollar equivalent of £6.2718 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 11 October 2018.

Dividends payable in cash in sterling or Hong Kong dollars on 21 November 2018 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 12 November 2018. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be sent to shareholders on or about 24 October 2018 and elections must be received by the Registrar by 8 November 2018.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 18 October 2018